EXHIBITS

EXHIBIT 7.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES	$ million, except where otherwise indicated
	2008	2007	2006	2005	2004
Pre-tax income from continuing operations before income from equity investees	43,374	42,342	37,957	37,444	26,644
Total fixed charges	2,689	2,380	2,258	1,958	1,685
Distributed income from equity investees	9,325	6,955	5,488	6,709	4,190
Less: interest capitalised	870	667	564	427	207
Less: preference security dividend requirements of consolidated subsidiaries	–	–	–	7	9

Total earnings	54,518	51,010	45,139	45,677	32,303

Interest expensed and capitalised	2,051	1,775	1,713	1,494	1,267
Interest within rental expense	638	605	545	457	409
Less: preference security dividend requirements of consolidated subsidiaries	–	–	–	7	9

Total fixed charges	2,689	2,380	2,258	1,958	1,685

Ratio earnings/fixed charges	20.27	21.43	19.99	23.33	19.17

E1  Shell Annual Report and Form 20-F 2008